                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   Form 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2001

                                       or

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                For the transition period from ______ to ______

                         Commission file number 0-13818

       POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES (FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(e) PLAN")


              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)



                                 POPULAR, INC.


                            209 MUNOZ RIVERA AVENUE
                          HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (E) PLAN")
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AT DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                                                            PAGE
Financial Statements:

     Report of Independent Accountants...............................................................         1

     Statement of Net Assets Available for
      Benefits as of December 31, 2001 and 2000......................................................         2

     Statement of Changes in Net Assets Available
      for Benefits for the year ended December 31, 2001..............................................         3

     Notes to Financial Statements...................................................................       4-10

Supplemental Schedule:*

     Schedule I - Schedule of Assets (Held at End of Year)
      at December 31, 2001...........................................................................        11


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (formerly "Popular Securities, Inc. Institutional - 1165 (e) Plan") (the "Plan"), at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 21, 2002

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                   2001                  2000
                               ASSETS

Investments, at fair value                                     $27,076,112           $ 3,444,789
Receivables:
   Contribution receivable                                          46,204                 7,282
   Profit sharing contribution
      receivable                                                 2,412,512                    --
   Dividend and interest receivable                                 89,403                    --
                                                               -----------           -----------
                                                                29,624,231             3,452,071

Cash and cash equivalents                                          160,541                 4,681
                                                               -----------           -----------
Net assets available for benefits                              $29,784,772           $ 3,456,752
                                                               ===========           ===========



The accompanying notes are an integral part of these financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


Additions (deductions) to net assets:
   Investment income
      Net depreciation in fair value of
         investments                                           $(1,138,122)
      Interest and dividends                                       480,164
                                                               -----------
      Total investment loss                                       (657,958)
                                                               -----------

   Contributions:
      Employer                                                   4,269,049
      Participants                                               2,614,567
      Rollovers from other qualified
         plans                                                  22,268,226
                                                               -----------
      Total contributions                                       29,151,842
                                                               -----------
      Total additions                                           28,493,884

   Deductions from net assets -
      Benefits and withdrawals paid
         to participants                                         2,165,864
                                                               -----------
   Net increase                                                 26,328,020

   Net assets available for benefits:
      Beginning of year                                          3,456,752
                                                               -----------
      End of year                                              $29,784,772
                                                               ===========


The accompanying notes are an integral part of these financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         The following description of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (formerly "Popular Securities, Inc. Institutional - 1165 (e) Plan") (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is the renamed, amended, and restated Popular Securities, Inc.-Institutional 1165(e) Plan into which the Popular Finance, Inc. Retirement & Savings Plan, the Popular Mortgage, Inc. 1165(e) Plan, the Popular Leasing & Rental, Inc.-Retirement & Savings Plan, the GMG Retirement & Savings Plan, the Popular Securities Retail 1165(e) Plan and the Popular Insurance Retirement and Savings Plan were merged.

         The effective date of the amended, renamed and restated defined contribution plan is January 1, 2001. The Plan covers substantially all employees of the Puerto Rico subsidiaries of Popular Inc. (the "Company") who have three months of service (the Plan was once again amended and restated effectively July 1, 2001 to reduce the eligibility period of one year of service to three months of service), are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of Employees Retirement Security Act of 1974 ("ERISA").

         Contributions

         Plan participants may authorize the Company to make pre-tax and after tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant pre-tax contributions exceed the lesser of 10% of the participant's annual compensation, as defined, or $8,000.

         The Companies match participant's pre-tax contributions at the rate of 50 cents for each dollar saved as follows:

                                                     ON THE FIRST PERCENTAGE
               SUBSIDIARY                         OF PARTICIPANT'S COMPENSATION
               Popular Insurance, Inc.                         6%
               Popular Mortgage, Inc                           6%
               GM Group, Inc.                                  6%
               Popular Finance, Inc.                           5%
               Popular Auto, Inc.                              8%
               Popular Securities, Inc.                       10%


         In addition, each Company may make other contributions to its own employees out of its net profits in such amounts as each Company may determine.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Participant Accounts

         Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts with at least five periods of consecutive break in service. For purposes of the above, a break in service with respect to an employee, means an eligibility computation period (one year) during which such employee does not complete more than 183 days of service. During the break in service, if the terminated participant is reemployed by one of the companies, the current dollar value of such forfeited amount should be restored to the participant's account. If the participant reemployed has received a distribution such restoration will be subject to the repayment to the Plan of an amount equal to the dollar value of the distribution by the participant. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The net change in the value of the Plan is posted to the participants accounts on a monthly basis.

         Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies matching and discretionary contributions plus actual earnings thereon is based on years of service. The Companies contributions vest in accordance with the following schedule:


               YEARS OF SERVICE                   VESTING %

                  Less than 1                          0
                   At least 1                         20
                   At least 2                         40
                   At least 3                         60
                   At least 4                         80
                   At least 5                        100

         Investment Options

         Upon enrollment in the Plan, a participant may elect to have its contributions invested in one or more of the following funds:

         Aim Basic Value Fund                         An open-end fund whose investment objective seeks long-term capital growth.
                                                      The fund seeks to achieve its objective by investing at least 65% of its assets in equity securities of U.S. issuers that have market capitalizations of greater than $500 million and that are believed to be undervalued in relation to long-term earning power or other factors.

         American Century Ultra Fund                  An open-end fund whose investment objective is long-term capital growth. The fund pursues its objective by investing in large US and foreign companies with earnings and revenues that are growing at an accelerated pace. Most of the assets of the Fund are invested in US companies.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Deutsche International Equity Fund           An open-end fund whose investment objective seeks long-term capital appreciation. The fund pursues its objective by investing primarily in stocks and other securities in developed countries outside the United
                                                      States of America.

         Dreyfus Emerging Leaders Fund                An open-end fund which pursues its investment objective of capital growth by investing in companies believed to be emerging leaders, such as small companies characterized by new or innovative products services or processes having the potential to enhance earnings growth. These companies have a market capitalization of less than $1.5 billion.

         Federated Equity Income Fund                 An open-end fund that seeks above average income and capital appreciation.
                                                      The fund invests primarily in income-producing equity securities including securities that are convertible into common stock.

         Fidelity Advisor Mid Cap Fund                An open-end fund whose investment objective is long term capital growth. The fund normally invests at least 80% of assets in securities of domestic and foreign companies with medium market capitalization. It invests in either growth or value stocks or both.

         Fidelity Growth and Income Portfolio Fund    An open-end fund which seeks high total return through a combination of current income and capital appreciation by investing the majority of its assets in common equities with a focus on those that pay current dividends and show potential for capital appreciation.

         Fidelity Advisor Equity Growth Fund          An open-end fund that seeks capital appreciation by investing in domestic and foreign companies with above-average growth potential. The fund normally invests 80% of its total assets in equity securities.

         MFS Capital Opportunities Fund               An open-end fund that seeks capital appreciation by investing at least
                                                      65% of its net assets in common stock and related securities, such as preferred, convertible securities, and depositary receipts.

         MFS Massachusetts Investors Growth Stock     An open-end fund whose investment objective is long-term capital growth and future income rather than current income. The fund seeks to achieve its objective by investing in common equities and securities convertible into the common stock of companies which are believed to offer better than average prospects for long term growth.

         Oppenheimer Global Fund                      The fund invests in common stock of companies in the U.S. and foreign countries, including countries with developed or emerging markets, without limit to

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                      companies in a particular capitalization range, but currently focuses its investments in mid and large-cap companies.

         State Street Research Aurora Fund            An open-end fund whose investment objective is capital appreciation.
                                                      The Fund invests at least 65% of its total assets in small-cap value stocks.

         Vanguard Total Bond Market Index Fund        An open-end fund whose investment objective seeks a high level of interest income. The Fund pursues its objective by investing in fixed income securities with prescribed maturity and credit quality standards.

         Vanguard 500 Index Fund                      The fund objective is to match the performance of the Standard and
                                                      Poor's 500 Index, which is dominated by the stocks of large U.S.
                                                      companies. The Fund invests substantially all of its assets in the stocks that make up the Index.

         Vanguard Long-Term Treasury Fund             An open-end fund whose investment objective is to provide a high level of current income and preserve investors principal. The Fund invests at least 85% of its assets in long-term bonds whose interest and principal payments are backed by the full faith and credit of the U.S.
                                                      Government.

         Vanguard Windsor II                          An open-end growth and income fund. The investment objective of the
                                                      Fund is to provide a long term growth of capital and income. A secondary objective is to provide current income. The Fund follows a flexible investment strategy emphasizing income-producing equities which are believed to be undervalued by the market at the time of purchase.

         Van Kampen Common Stock Fund                 An open-end fund which invests in common, preferred stock and securities convertible into common stock and preferred stocks. The fund emphasizes a value style of investing, seeking well established, under-valued firms with potential for capital and income growth.

         Federated Government Obligations Fund        An open-end fund whose investment objective seeks to provide current income consistent with the stability of principal by investing primarily in U.S. Treasury and agency securities, including repurchase agreements collateralized by U.S. Treasury and agency securities.

         Trust for U.S. Treasury Obligations fund     An open-end money market mutual fund whose investment objective seeks to provide shareholders with current income as is consistent with stability of principal and maintenance of liquidity. The fund pursues its objective by investing in short-term United States treasury securities.

         Popular Inc. Common Stock                    Investment in Popular, Inc.'s common stock. Popular, Inc. is the
                                                      Companies ultimate parent.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

         Payment of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or installment payments. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         The Puerto Rico Internal Revenue Code Section 1165(b) requires that a 20% tax be withheld from termination payments in excess of after-tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Board of Directors of the Companies, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. common stock. All expenses of the Plan are borne by the Companies.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


         Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as defined.

         Contributions

         Employee and Companies matching contributions are recorded in the period in which the Companies makes the payroll deductions from the participants earnings.

         Transfer of Assets to Other Plans

         Companies employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31,:

                                                            2001                            2000
                                                # OF SHARES          VALUE      # OF SHARES       VALUE
         Mutual Funds
           Dreyfus Emerging Leaders Fund          50,841.541     $  1,767,760         --       $       --
           Vanguard 500 Index Fund                15,303.443     $  1,620,482      8,136          991,417
           Federated Government
             Obligations Fund                  7,463,900.642     $  7,463,901         --               --
           Fidelity Income & Growth Fund                  --               --     14,559          612,927
           American 20th Century Fund                     --               --     42,187        1,365,596

        Common stock
          Popular, Inc.                          404,037.402     $ 11,749,408     15,179          399,399

         During 2001, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:


            Mutual funds                 $ (2,061,046)
            Common stock                      922,924
                                         ------------
                                         $ (1,138,122)
                                         ============

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (e) PLAN")
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.       TAX STATUS

         The Puerto Rico Department of Treasury has not responded to the Company's formal request for a determination as to whether the Master Plan and related trust Company with applicable Puerto Rico income tax law. The Plan Administrator based on the Plan's tax counsel's advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Board of Directors of the Companies approved profit sharing contributions amounting to $2,520,511 in the aggregate based on 2001 subsidiaries profits. The Companies used forfeited amounts totaling $107,998 to reduce its profit sharing contributions. These forfeitures were allocated to participant's in 2002. The amount recorded as a receivable in the accompanying financial statements was subsequently collected in January, February and March of 2002.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I

POPULAR, INC. RETIREMENT AND SAVINGS PLAN FOR
PUERTO RICO SUBSIDIARIES
(FORMERLY "POPULAR SECURITIES, INC. INSTITUTIONAL - 1165 (E) PLAN")
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2001
(SCHEDULE H, PART IV, LINE 4I ON FORM 5500)
--------------------------------------------------------------------------------

                                                     DESCRIPTION OF                        CURRENT
    IDENTITY OF ISSUE                                  INVESTMENT                           VALUE
Aim Basic Value Fund                         Mutual Fund - 29,083.215 units             $    827,127

American Century Ultra Fund                  Mutual Fund - 35,095.061 units                  970,027

Deutsche International Equity Fund           Mutual Fund - 30.259 units                          571

Dreyfus Emerging Leaders Fund                Mutual Fund - 50,841.541 units                1,767,760

Federated Equity Income Fund                 Mutual Funds - 1990.127 units                    32,976

Fidelity Advisor Mid Cap Fund                Mutual Fund - 21,181.175 units                  406,255

Fidelity Growth and Income Portfolio Fund    Mutual Fund - 2,516.093 units                    94,052

Fidelity Advisor Equity Growth Fund          Mutual Fund - 385.780 units                      19,393

MFS Capital Opportunities Fund               Mutual Fund - 5,389.482 units                    72,381

MFS Massachusetts Investors Growth Stock     Mutual Fund - 16,477.436 units                  212,394

Oppenheimer Global Fund                      Mutual Fund - 1,442.819 units                    67,423

State Street Research Aurora Fund            Mutual Fund - 22,790.810 units                  737,283

Vanguard Total Bond Market Index Fund        Mutual Fund - 4,648.410 units                    47,135

Vanguard Long Term Treasury Fund             Mutual Fund - 42,209.845 units                  454,178

Vanguard 500 Index Fund                      Mutual Fund - 15,303.443 units                1,620,482

Vanguard Windsor II                          Mutual Funds - 272.706 units                      6,979

Van Kampen Common Stock Fund                 Mutual Fund - 33,545.810 units                  525,998

Federated Government Obligations Fund        Mutual Fund - 7,463,900.642 units             7,463,901

Trust for U.S. Treasury obligations fund     Mutual Fund - 388.802 units                         389

Popular, Inc.*                               Common Stock - 404,037.402 shares            11,749,408
                                                                                         -----------
                                                                                         $27,076,112
                                                                                         ===========


*Party in-interest

                                   Signature

         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       POPULAR, INC. RETIREMENT SAVINGS PLAN
                                         FOR PUERTO RICO SUBSIDIARIES
                                       (FORMERLY "POPULAR SECURITIES, INC.
                                         INSTITUTIONAL - 1165(e) PLAN")


                                  By:  /s/ Tere Loubriel
                                      ------------------------------------------
                                           Tere Loubriel
                                           Authorized Representative


                                  By:  /s/ Jorge A. Junquera
                                      ------------------------------------------
                                           Jorge A. Junquera
                                           Authorized Representative
                                           in the United States


Dated:  June 26, 2002